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                                                                     Exhibit 4.6

September 1, 2003

Pamela Brown

Re:      LETTER OF AMENDMENT TO INDEPENDENT CONTRACTOR AGREEMENT
         -------------------------------------------------------

Dear Pam:

This letter will serve to document the amendment of the terms of the Independent Contractor Agreement ("Agreement") between Genius Products, Inc. ("Genius"), and Pamela Brown ("Contractor") dated January 1, 2003, as outlined below.

Effective as of today's date, the sections of Agreement enumerated below are amended as follows:

ARTICLE 3 (COMPENSATION) - The "Description of Services" incorporated into
Section 3.1 (Terms of Compensation) is amended as follows:

COMPENSATION AND TERMS OF PAYMENT: For each month of service under the Agreement, Contractor agrees to be paid $6,400 for 160 hours of services at $40 per hour. GP will issue a check to Contractor for payment in the amount of $2,500.00 on the 5th and 20th of each month and $1,400 worth of free trading common stock of GP as outlined below. Overtime is authorized at the rate of $40 per hour for up to ten additional hours per week. Any additional overtime hours must be pre-authorized by GP.

GP will have the option to pay the entire monthly salary in cash. The initial issuance of stock will occur upon the filing of an S-8 Registration Statement with the Securities and Exchange Commission, anticipated to occur on or about October 20, 2003. Thereafter, stock will be issued once per month on or about the 10th of each month following the month for which payment is due.

Please sign below to acknowledge your acceptance of the amendments to the Agreement as described in this letter.

Regards,                                    Agreed and acknowledged:

GENIUS PRODUCTS, INC.

/s/ Michael Meader                          /s/ Pamela Brown

By:  Michael Meader, President              Pamela Brown, Independent Contractor

cc:  Darlene Macy, Payroll